                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.    8    )*
                                         ---------

                                Tennant Company
             ----------------------------------------------------
                                (Name of Issuer)

                                     Common
             ----------------------------------------------------
                         (Title of Class of Securities)

                                  880345-10-3
                                  -----------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

CUSIP NO. 880345-10-3                 13G                     Page 2 of 6 pages
---------------------                                         -----------------


-------------------------------------------------------------------------------
         1           NAME OF REPORTING PERSON S.S. or I.R.S.
                     IDENTIFICATION NO. OF ABOVE PERSON
                     Tennant Company Profit Sharing and Employee Stock Ownership Plan Trust
-------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     Not Applicable
                                                                        (a) / /
                                                                        (b) / /

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         3           SEC USE ONLY
-------------------------------------------------------------------------------
         4           CITIZENSHIP OR PLACE OF ORGANIZATION
                     The Trust Agreement providing for the establishment of the Trust is to be construed and administered according to the laws of the State of Minnesota to the extent that such laws are not preempted by the laws of the United States.
-------------------------------------------------------------------------------

                            5  SOLE VOTING POWER

     NUMBER OF                 0
                   ------------------------------------------------------------
      SHARES                6  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                  See Footnote 1 (attached)
                   ------------------------------------------------------------
       EACH                 7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                   0
                   ------------------------------------------------------------
       WITH                 8  SHARED DISPOSITIVE POWER

                               See Footnote 1 (attached)
-------------------------------------------------------------------------------
         9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     See Footnote 1 (attached)
-------------------------------------------------------------------------------
        10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                     CERTAIN SHARES*
-------------------------------------------------------------------------------
        11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     See Footnote 1 (attached)
-------------------------------------------------------------------------------
        12           TYPE OF REPORTING PERSON*

                     EP
-------------------------------------------------------------------------------


                      SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 6 pages
                                   Footnote 1

On January 22, 1990, the Tennant Company Profit Sharing Plan (now called the Tennant Company Profit Sharing and Employee Stock Ownership Plan [the "Plan"]) was amended to add employee stock ownership plan ("ESOP") features.
Concurrently with the amendment, Tennant Company (the "Company") and First Trust National Association (the "Trustee"), as trustee under Commitment (the "Commitment"). Pursuant to the Commitment, the Company AGREED TO LEND THE TRUSTEE $17,500,000 (the "Loan") which the Trustee agreed to use to purchase common stock of the Company ("Common Shares") in the open market, in private sales, or both. The Commitment provided that any portion of the Loan that had not been used to purchase Common Shares by January 18, 1991, would be applied to purchase Common Shares from the Company on January 18, 1991, at the then current market price. The Loan was evidenced by a promissory note of the Trustee signed January 22, 1990 (the "Note") and is subject to a Note Agreement signed the same date (the "Note Agreement"). The note bears interest at 10.05% per annum payable annually commencing December 31, 1990, and the unpaid principal amount of the Note is payable in full on December 31, 2009. Principal on the Note is prepayable at any time without penalty. Pursuant to the Note Agreement, the Loan was drawn upon by the Trustee as it purchased Common Shares. The Loan will be repaid from dividends on the common Shares held by the ESOP and the Company's future contributions to the Tennant Company Profit Sharing and Employee Stock Ownership Plan Trust (the "Trust") created pursuant to the Plan. As of December 31, 1990, the purchases of Common Shares with the proceeds of the Loan committed for in the Commitment had been completed, all of which Common Shares were purchased in the open market.

All Common Shares purchased with the proceeds of the Loan were credited to an unallocated reserve under the Trust and will be allocated to the employee participants' ESOP accounts under the Trust in the manner provided in the Plan as the Trustee pays the interest, and repays the principal, on the Note.

The Plan provides that all Common Shares held in the Trust, including Common Shares held in the unallocated reserve and all allocated Common Shares (whether or not instructions are received from the employee participants to whose accounts such Common Shares are allocated), will be voted on each matter in proportion to the "votes" actually cast by employee participants for, against or abstaining with respect to such matters based upon their proportionate interests in the allocated accounts. The Plan further provides that with respect to the decision as to whether or not to accept any tender offer or exchange offer for Common Shares, a percentage of Common Shares held in both the unallocated reserve and the allocated accounts under the Trust shall be tendered or exchanged equal to the proportion of all shares in allocated accounts held by employee participants who instruct the Trustee to tender or exchange Common Shares. The Plan provides that the Trustee shall not tender or exchange Common Shares for which an employee participant who may provide instructions directs against such tender or exchange or gives no direction.

Attached to each of the Common Shares that are presently held in the Trust or, except upon the occurrence of certain events, is to be held in the Trust is (or will be) a preferred share purchase right which, under certain circumstances, entitles the registered holder to purchase certain amounts of the Company's Series A Junior Participating Preferred Stock or Common Shares. For a complete description of the Rights, see - the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on April 27, 1987, as amended by a Form 8 Amendment filed with the Securities and Exchange Commission on August 24, 1990.

As of December 31, 1997, the Trust held 1,007,058 common shares (approximately 0.10% of the total outstanding Common Shares) of the Company in allocated accounts for employee participants and had 641,948 (constituting approximately 0.07% of the total outstanding common shares) in an unallocated reserve.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities referred to in this footnote 1 and the Trust and Trustee disclaim beneficial ownership of the securities referred to in this footnote.

The filing of this Statement of Schedule 13G by the Tennant Company Profit Sharing and Employee Stock Ownership Plan Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or First Trust National Association, as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

                                                               Page 4 of 6 pages

Item 1
------

               a.  Name of Issuer:
                   --------------

                   Tennant Company, a Minnesota corporation (the "Company")

               b.  Address of Issuer's Principal Executive Offices:
                   -----------------------------------------------

                   Tennant Company
                   701 North Lilac Drive
                   P.O. Box 1452
                   Minneapolis, MN 55440

Item 2
------

               a.  Name of Person Filing:
                   ---------------------

                   Tennant Company Profit Sharing and Employee Stock Ownership Plan Trust which was amended in its entirety on January 22, 1990 to add employee stock ownership plan ("ESOP") features .

               b.  Address of Person's Filing Principal Executive Offices:
                   ------------------------------------------------------

                   The address of the Trust and its principal place of business is c/o First Trust National Association, First Trust Center, P.O. Box 64488, St. Paul, MN 55164. The address of the Trustee is First Trust Center, P.O. Box 64488, St. Paul, MN 55164.

               c. The Trustee is a national banking association organized under the laws of the United States. The Trust is administered pursuant to the Tennant Company Profit Sharing and Employee Stock Ownership Plan Trust Agreement. That Trust Agreement is to be construed and administered according to the laws of the State of Minnesota to the extent that such laws are not preempted by the laws of the United States.


               d.  Title of Class of Securities:
                   ----------------------------

                   The class of equity securities to which this Statement relates is the common stock, $.375 par value per share (the "Common Shares"), together with the associated preferred shares purchase rights of the Company.

               e.  CUSIP Number:
                   ------------

                   880345-10-3

Item 3
------

                   The person filing this statement is a:

                   (F)[X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

                                                                    5 of 6 pages
Item 4
------

         Ownership:
         ---------

         a. Amount beneficially owned:                            See Footnote 1
         b. Percentage of Class:                                  See Footnote 1
         c. Number of shares as to which such person has:

            1. Sole power to vote or direct the vote:                          0
            2. Shared power to vote or direct vote:               See Footnote 1
            3. Sole power to dispose or direct the disposition:                0
            4. Shared power to dispose or direct the disposition: See Footnote 1


The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

Item 5
------

              Ownership of Five Percent or less of Class:  (  )
              ------------------------------------------

              Not Applicable

Item 6
------

              Ownership of More Than Five Percent on Behalf of Another Person:
              ------------------------------------------------ ---------------

              See Footnote 1
Item 7
------

              Identification and Classification of Members of the Subsidiary
              --------------------------------------------------------------
              which Acquired the Security Being Reported on by Parent Holding
              ---------------------------------------------------------------
              Company
              -------

              Not Applicable

Item 8
------

              Identification and Classification of Members of the Group:
              ----------------------------------------------------------

              Not Applicable

Item 9
------

              Notice of Dissolution of Group:
              -------------------------------

              Not Applicable

Item 10
-------

              Certification
              -------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 6, 1998

TENNANT COMPANY PROFIT SHARING AND
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By:  First Trust National Association
   solely in its capacity as Trustee



/s/ Marvin Braun
----------------------
By:  Marvin Braun
Vice President